Exhibit 99.1

Hydro One Releases 2014 Year-End Financial Results

For Immediate Release – February 12, 2015

Toronto – Hydro One Inc. today released its 2014 year-end results with net income for the year of $749 million and revenues of $6,548 million.

“Throughout 2014, Hydro One delivered value to Ontario through its financial performance; contributing $749 million in net income and $287 million in dividends to our Shareholder the Province of Ontario,” said Carm Marcello, President and CEO, Hydro One Inc. “Our strong management focus on improving customer service and operational excellence continues to yield results for Ontarians.”

Our 2014 net income decreased by $54 million or 7% compared to 2013. This was primarily due to the increase in our distribution operation, maintenance and administration costs, as a result of a number of factors, including our customer service recovery initiatives and the increase in our bad debt expense, resulting from the temporary suspension of collection activities during several months in 2014, combined with higher electricity consumption due to a substantially colder than normal winter, and higher electricity prices. Consistent with our customer service recovery, certain collection tools are being reinstated. Additionally, our property, plant and equipment depreciation expense was higher in 2014, primarily due to the growth in capital assets as we continue to place new assets in service, consistent with our ongoing capital work program. These costs were partially offset by an increase in our transmission revenues, mainly due to new Ontario Energy Board (OEB)-approved 2014 transmission rates.

Our 2014 revenues increased by $474 million or 8% compared to 2013. This increase was primarily due to the recovery of higher purchased power costs, higher new OEB-approved 2014 transmission rates, and the OEB’s approval of increased export service revenues in recognition of higher electricity exports to other jurisdictions and the disposition of certain OEB-approved transmission regulatory accounts.

During 2014, we focused tremendous effort on serving our customers and building stronger relationships. Through a series of three teletownhalls, we spoke to more than 60,000 customers from across Ontario and received their feedback on how we serve them and their ideas on making it easier to do business with Hydro One. We formed a Customer Service Advisory Panel to advise us on improving customer service and began the process of developing a series of Customer Commitments that the Panel will measure us against as a transparent, accountable and customer-focused organization. Service levels at our call centre and of our billing system are now better than they were before we implemented our new billing system and we have set new targets that, when achieved, will put us among the best in the business.

Our 2014 Transmission Business capital investments included significant system investments. Some of the notable investments were the replacements of end-of-life power transformers at our Pembroke transmission station in eastern Ontario, and our Hanover, Allanburg, Elmira, and Trafalgar transmission stations in southwestern Ontario; increased work within our station and lines equipment replacement and refurbishment projects and programs, including our investment to address the condition of the conductors on the circuit from the Chats Falls Switching Station to the Havelock Transmission Station in southeastern Ontario; and increased work on overhead lines wood pole structure replacements.

Within our Distribution Business, our 2014 capital investments included replacements of meters and end-of-life wood poles, work within our station and lines programs, new customer connections and upgrades, and system capability reinforcement projects.

In 2014, we completed the acquisition of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. We have also reached agreements to acquire two more local distribution companies in southwestern Ontario, Woodstock Hydro Holdings Inc. (Woodstock Hydro) and Haldimand County Utilities Inc. (Haldimand Hydro), which are pending OEB approval. We are committed to delivering cost-effective service for all our customers and we remain focused on prudent management, efficient operations and improving the customer experience for everyone we serve.

In December, in accordance with the Ontario Ministry of Energy directives regarding the new “2015-2020 Conservation Framework”, our subsidiaries Hydro One Networks Inc. and Hydro One Brampton Networks Inc. submitted signed Electricity Conservation Agreements to the Ontario Power Authority. Conservation opportunities will be provided to customers and available to distributors to ensure both end-user usage and utility systems are as efficient as possible. The total 2015-2020 conservation savings targets for Hydro One Networks Inc. and Hydro One Brampton Networks Inc. are 1,159 GWh and 255.2 GWh, respectively.

In November, a severe wind storm caused widespread damage and power outages across southern Ontario, impacting approximately 238,000 customers. More than 1,200 employees from our lines and forestry crews and five helicopters worked in full force to repair the damage caused and to restore power to customers in a safe and timely manner. In addition, a cold front in eastern Ontario in late December caused many power interruptions, impacting approximately 43,500 customers. Once again, our crews worked through the holidays to quickly and safely restore power to customers.

In November, we also launched a pilot of the Outage Notification tool. This new service allows Hydro One residential customers to receive proactive, personalized text messages or email alerts about outages that may be affecting their homes, cottages, farms or small businesses.

In December, Hydro One successfully concluded the B2M Limited Partnership (B2M LP) transaction, whereby the Saugeen Ojibway Nation acquired a 34.2% non-controlling interest in the partnership. B2M LP operates, manages and maintains an electricity transmission line in southwestern Ontario, from the Bruce Power facility in Kincardine to our Milton Switching Station in Milton.

In December, our company earned the Canadian Electricity Association’s Sustainable Electricity Company designation, developed and implemented for Canadian electricity generation, transmission and distribution utilities and their supply chain partners. The brand mark requires designated companies to meet a specific set of sustainability criteria, including the ISO 14001 Environmental Management System standard or equivalent, and the ISO 26000 guidance on social responsibility. Hydro One is only the fourth company to earn this designation.

During 2014, we issued $628 million of notes under our $3 billion Medium-Term Note shelf prospectus.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of Canadian dollars, except as otherwise noted)	2014	2013	$ Change	% Change
Revenues	6,548	6,074	474	8
Purchased power	3,419	3,020	399	13
Operating costs	1,914	1,782	132	7
Net income	749	803	(54)	(7)
Net cash from operating activities	1,256	1,404	(148)	(11)

Average annual Ontario 60-minute peak demand (MW)[1]	20,596	21,493	(897)	(4)

Distribution – units distributed to our customers (TWh)[1]	29.8	29.8	–	–

[1]	System-related statistics are preliminary.

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly owned by the Province of Ontario.

Hydro One Inc.’s 2014 Annual Consolidated Financial Statements and Management’s Discussion and Analysis can be accessed through the following link:

www.hydroone.com/financials

For further information, please contact:

Daffyd Roderick	William Paolucci
Director, Corporate Communications	Vice President and Treasurer (Acting)
416-345-5828	416-345-6131

Hydro One Investor Relations

416-345-6867

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